UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 18, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE SHAREHOLDERS

PAYMENT OF INTEREST ON SHAREHOLDERS’ EQUITY

TIM S.A. (“TIM” or "Company") (B3: TIMS3; NYSE: TIMB), in continuity with the Notice to Shareholders published by the Company on March 19, 2024, it informs its shareholders and the market in general that it will anticipate to April 22, 2024, the payment of Interest on Equity (“JSCP”), in the amount of R$200,000,000.00 (two hundred million reais).

Such payment, initially scheduled to be paid up to April 23, 2024, maintains the conditions previously informed, and the date for identification of shareholders entitled to receive such values was March 23, 2024. Thus, the shares acquired after this date are ex-IOC rights.

1 – INTEREST ON SHAREHOLDERS’ EQUITY PER SHARE:

	Gross value per share	Total amount
Interest on Shareholders’ Equity	R$ 0.082636124	R$ 200,000,000.00

There was no change in the gross value per share informed to the market on March 19, 2024.

2 – WITHHOLDING TAX:

2.1. 15% of the Income Tax will be retained (Withholding Income Tax), for the occasion of the credit of Interest on Shareholders' Equity, except for shareholders who have differentiated taxation or who are exempt from taxation.

2.2. The shareholders mentioned above should prove such condition by March 23, 2024 by means of an exemption letter, which should first be sent to the email address – dac.escrituracao@bradesco.com.br – and, subsequently, the hard copy should be mailed to Banco Bradesco S/A – Cidade de Deus, s/n, Vila Yara – Osasco/SP – CEP: 06029-900 – Prédio Amarelo – Departamento de Ações e custódia – Escrituração de Ativos.

3 - FORMS OF PAYMENT (BOOK-ENTRY SHARES):

3.1. The Interest on Shareholders' Equity related to shares custody by CBLC (Companhia Brasileira de Liquidação e Custódia) will be paid by B3 S.A. - Brasil, Bolsa, Balcão, which will transfer to the shareholders through custody agents;

3.2. Checking account indicated by the shareholder at Banco Bradesco S/A;

3.3. Payment of Interest on Shareholders' Equity by Banco Bradesco S/A branches, in the case of shareholders who do not meet the aforementioned conditions; and

3.4. Additional information may be obtained at any branches of Banco Bradesco S/A. or through the e-mail address informed on item 2.2.

Rio de Janeiro, April 18th, 2024.

TIM S.A.

Alberto Mario Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: April 18, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer